Exhibit 99.A

SECURITIES PURCHASE AND OPTION AGREEMENT

                This SECURITIES PURCHASE AND OPTION AGREEMENT (this “Agreement”) is entered into as of the 19th day of December, 2005 (the “Effective Date”), by and among SCOTT A. MONTGOMERY, an individual and resident of the State of California (“Montgomery”), ELAINE B. MONTGOMERY, an individual and resident of the State of California (“E. Montgomery”), THE MONTGOMERY LIVING TRUST DATED SEPTEMBER 28, 2000 (the “Trust”; and, together with Montgomery and E. Montgomery, the “Sellers” and each, individually, a “Seller”), JAMES O. POHLAD, an individual and resident of the State of Minnesota (“JOP”), ROBERT C. POHLAD, an individual and resident of the State of Minnesota (“RCP”), and WILLIAM M. POHLAD, an individual and resident of the State of Minnesota (“WMP”; and, together with JOP and RCP, the “Purchasers” and each, individually, a “Purchaser”).

W  I  T  N  E  S  S  E  T  H :

WHEREAS, Montgomery serves as the President and Chief Executive Officer of National Mercantile Bancorp, a California corporation and a registered bank holding company under the Bank Holding Company Act of 1956, as amended (the “Company”);

WHEREAS, Montgomery is the holder of incentive stock options (the “Existing Options”) to purchase 186,008 shares of the Company’s common stock, no par value per share (“Common Stock”), which Options have been awarded to Montgomery under the Company’s equity compensation plans, and the Trust is the holder of 45,938 shares of Common Stock (the “Trust Shares”);

WHEREAS, Purchasers are existing holders of shares of the Company’s capital stock;

WHEREAS, Sellers and Purchasers desire to provide for the purchase and sale of: (i) the shares that Sellers may acquire upon exercise of the Existing Options and/or upon exercise of additional options granted to Montgomery under the Company’s equity compensation plans (such Existing Options and other options, the “Options”); (ii) the Trust Shares; and (iii) any other shares of Common Stock hereafter acquired by Sellers prior to the termination of Montgomery’s employment with the Company (collectively, the “Shares”) under the circumstances and conditions set forth in this Agreement.

NOW THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.             Sellers’ Representation.  Sellers hereby represent and warrant that, except for the Existing Options and the Trust Shares, the Sellers do not hold any Equity Securities (as hereinafter defined) of the Company.  For purposes of this Agreement, the term “Equity Securities” shall mean any securities evidencing an ownership interest in the Company, or any securities convertible into or exercisable for any shares of the foregoing.

2.             Purchase of Common Stock Issued Upon Exercise of Existing Options.

(a)           2005 Exercise and Purchase.  Montgomery has advised Purchasers that he intends to exercise Existing Options to purchase at least 21,000 shares of Common Stock in calendar year 2005 (such exercise of Existing Options being the “2005 Option Exercise,” and the Options, other than the Existing Options that Montgomery exercises in connection with the 2005 Option Exercise, being the “Remaining Options”).  Subject to the terms and conditions of this Agreement, Montgomery and each Purchaser hereby covenants and agrees that, no later than December 19, 2005, Montgomery shall sell to Purchasers, and Purchasers shall collectively purchase from Montgomery, 21,000 Shares issued to Montgomery in connection with the 2005 Option Exercise, with Montgomery then obligated to sell to each Purchaser, and each Purchaser then obligated to purchase from Montgomery, the following number of shares of Common Stock issued to Montgomery in connection with the 2005 Option Exercise:

Purchaser	Number of Shares of Common Stock
JOP	7,000
RCP	7,000
WMP	7,000
Total	21,000

On the first business day following the one-year anniversary of the 2005 Option Exercise,  Sellers shall sell to Purchasers, and Purchasers shall collectively purchase from Sellers, all Shares issued to Montgomery in connection with the 2005 Option Exercise and not theretofore purchased by Purchasers in accordance with the preceding terms and conditions of this Section 2(a), with Sellers then obligated to sell to each Purchaser, and each Purchaser then obligated to purchase from Sellers, one-third of such shares of Common Stock.

(b)           Subsequent Option Exercises.  In the event that Montgomery exercises any Remaining Options, at any time (each exercise by Montgomery of Remaining Options being a “Remaining Option Exercise”), Sellers shall have the option (“Put Option”), exercisable by delivering written notice (a “Put Option Exercise Notice”) to Purchasers within sixty (60) days of such Remaining Option Exercise, to sell to Purchasers, and Purchasers shall thereupon be required to collectively purchase from Sellers, all or any portion (as determined by Sellers) of the Shares issued in connection with such Remaining Option Exercise (such shares of Common Stock for which Sellers exercise the Put Option being the “Put Shares”), with Sellers then obligated to sell to each Purchaser, and each Purchaser then obligated to purchase from Sellers, one-third of the Put Shares.  The closing of Purchasers’ purchase of any Put Shares shall occur within thirty (30) days following Purchasers’ receipt of the corresponding Put Option Exercise Notice.  On the first business day following the one-year anniversary of a Remaining Option Exercise, Sellers shall sell to Purchasers, and Purchasers shall collectively purchase from Sellers, all shares of Common Stock issued to Sellers in connection with such Remaining Option Exercise and not theretofore purchased by Purchasers in accordance with the preceding terms and conditions of this Section 2(b), with Sellers then obligated to sell to each Purchaser, and each Purchaser then obligated to purchase from Sellers, one-third of such Shares.

(c)           Purchase Price.  The per share purchase price payable by Purchasers for each share of Common Stock purchased pursuant to this Section 2 shall be the greater of: (i) the average per share closing price of Common Stock as reported on the Nasdaq Small Cap Market

(or any other public exchange on which the Common Stock is traded) during the thirty (30) day period ending on the last trading day preceding the date of purchase by Purchasers of each such share of Common Stock (as appropriately adjusted in the event of a stock issuance, stock dividend, stock split, reverse stock split, combination, reclassification or like change in the capital structure of the Company during such 30-day period); and (ii) two and 10/100 (2.1) times the book value per share of Common Stock (on a fully-diluted basis, taking into account, among other things, the conversion or payment of all shares of the Company’s Series B Convertible Perpetual Preferred Stock (the “Series B Preferred Stock”)), computed as of the last day of the Company’s most recently completed fiscal quarter for which the Company shall have made its results of operations or balance sheet publicly available (by Form 10-KSB, Form 10-QSB, press release or otherwise) prior to the date of purchase by Purchasers of each such share of Common Stock (the last day of such fiscal quarter being the “Book Value Computation Date”) and as appropriately adjusted in the event of a stock issuance, stock dividend, stock split, reverse stock split, combination, reclassification or like change in the capital structure of the Company between the Book Value Computation Date and the date of purchase by Purchasers of each such share of Common Stock (the greater of (i) and (ii) being the “Purchase Price”).

(d)           Closing Deliveries, Assignment and Assumption of Obligations.  In connection with the purchase and sale of any shares of Common Stock pursuant to this Section 2: (i) Sellers shall sell, assign, transfer, convey and deliver to Purchasers the Shares free and clear of any and all liens, charges, covenants, conditions, easements, adverse claims, demands, encumbrances, limitations, security interests, options, pledges or any other title defects or restrictions of any kind (each, a “Lien”); and (ii) Sellers shall make such other deliveries to Purchasers as Purchasers may reasonably deem to be necessary or desirable to consummate the transactions contemplated hereby.  Any Purchaser may assign all or any portion of such Purchaser’s rights and obligations under this Section 2 to any other Purchaser.  In the event a Purchaser fails or is otherwise unable to perform his obligations under this Section 2: (i) the remaining Purchasers shall have the option of assuming and performing such obligations on a pro rata basis; and (ii) if the remaining Purchasers do not purchase the Shares required to be purchased by such Purchaser, such defaulting Purchaser shall forfeit all rights (but not obligations) under Sections 4 and 5 of this Agreement.

(e)           Seller.  For purposes of this Agreement, the reference to Seller or Sellers in the context of a particular sale of Shares shall mean the holder or holders of the Shares (e.g., if the Shares are held by Montgomery, the reference to Seller shall mean Montgomery, not E. Montgomery or the Trust).

3.             Restrictions on Transfer of Shares.

(a)           Unless they comply with Section 4 of this Agreement, Sellers shall not voluntarily Transfer (as hereinafter defined) all or any part of or any interest in any Equity Securities now or hereafter held by Sellers except: (a) pursuant to a Company Sale Transaction; (b) to another Seller, or (c) up to 10,000 shares in the aggregate to a church and/or other religious or other charitable organizations (each, an “Excluded Transfers”).  Any Transfer of Equity Securities by Sellers not made in conformance with this Agreement shall be null and void, shall not be recorded on the books of the Company and shall not be recognized by the Company.  For purposes of this Agreement, “Transfer,” when used as a noun, means any actual or proposed disposition of Equity Securities, by means of sale, delivery, assignment, gift, bequest, devise, exchange or other transfer of any kind, as well as any pledge, hypothecation or encumbrance, and “Transfer,” when used as a verb, means the act of making a Transfer, as that term is used as a noun.

(b)           The foregoing restrictions on each Seller’s Transfer of Equity Securities shall terminate: (i) in the event Purchasers materially breach any material term of this Agreement, and Sellers deliver written notice of such breach to Purchasers and Purchasers fail to cure such breach within ten (10) days of receipt of such written notice from Sellers, or (ii) thirty (30) days following the Cut-Off Date (as defined in Section 5 of this Agreement).  For purposes of the foregoing sentence, a breach by one or more Purchasers may also be cured by the remaining non-breaching Purchasers, in their sole and absolute discretion.;

4.             Right of First Refusal Option.

(a)           Voluntary Transfers.

(i)            Bona Fide Offer.  If, at any time prior to the Cut-Off Date, a Seller proposes to voluntarily Transfer Shares to one or more persons or entities, other than in an Excluded Transfer, pursuant to a bona fide firm offer from such persons or entities (a “Solicited Proposed Transfer”), then such Seller shall give each Purchaser written notice (the “Solicited Proposed Transfer Notice”) of such Seller’s intention to make the Solicited Proposed Transfer, which Solicited Proposed Transfer Notice shall include (A) the number of Shares proposed to be Transferred by such Seller in connection with such Solicited Proposed Transfer (the “Solicited Offered Shares”), (B) the identity of the prospective transferee(s) in connection with such Solicited Proposed Transfer and (C) the consideration and the material terms and conditions upon which the Solicited Proposed Transfer is to be made.  The Solicited Proposed Transfer Notice shall certify that such Seller has received a bona fide firm offer from the prospective transferee(s) and in good faith believes a binding agreement for the Solicited Proposed Transfer is obtainable on the terms set forth in the Solicited Proposed Transfer Notice.  The Solicited Proposed Transfer Notice shall also include a copy of any written proposal, term sheet or letter of intent or other agreement relating to the Solicited Proposed Transfer.  Each Purchaser shall thereafter have an option for a period of thirty (30) days from receipt of the Solicited Proposed Transfer Notice (such thirty-day period being the “Solicited Offer Exercise Period”) to elect to purchase one-third of the Solicited Offered Shares (it being acknowledged that each Purchaser shall have the option to purchase one-third of the Solicited Offered Shares, meaning that Purchasers shall collectively have the option to purchase all of the Solicited Offered Shares), subject to the same material terms and conditions as described in the Solicited Proposed Transfer Notice, except that the per share purchase price payable by Purchasers for each Solicited Offered Share shall be equal to the greater of: (1) the per share purchase price contained in the Solicited Proposed Transfer Notice; and (2) the Purchase Price.  A Purchaser may exercise such purchase option and, thereby, purchase one-third of the Solicited Offered Shares, by notifying such Seller in writing before expiration of the Solicited Offer Exercise Period as to such Purchaser’s exercise of such purchase option.  If a Purchaser gives such Seller notice that such Purchaser desires to purchase Solicited Offered Shares, then payment for the Solicited Offered Shares shall be by check or wire transfer, against delivery of the

Solicited Offered Shares to be purchased at a place agreed upon between the parties and at the time of the scheduled closing therefor, which shall be no later than forty-five (45) days after Purchasers’ receipt of the Solicited Proposed Transfer Notice, unless the Solicited Proposed Transfer Notice contemplated a later closing with the prospective third-party transferee(s).  In the event that Purchasers do not elect to collectively purchase all Solicited Offered Shares in connection with a Solicited Proposed Transfer, then such Seller shall be free to sell to the prospective third-party transferee(s) all of the Solicited Offered Shares, upon terms that are no more favorable than those included in the Solicited Proposed Transfer Notice.  Any subsequent proposed sale of Solicited Offered Shares to the third-party proposed transferee(s) on terms that are more favorable than those included in the Solicited Proposed Transfer Notice shall constitute a new Solicited Proposed Transfer and shall give rise anew to the options described in this Section 4(a)(i).

(ii)           Other Voluntary Transfers.  If, at any time prior to the Cut-Off Date, a Seller proposes to voluntarily Transfer Shares to one or more persons or entities other than pursuant to a bona fide firm offer or an Excluded Transfer (an “Unsolicited Proposed Transfer”), then such Seller shall give each Purchaser written notice (the “Unsolicited Proposed Transfer Notice”) of such Seller’s intention to make the Unsolicited Proposed Transfer, which Unsolicited Proposed Transfer Notice shall include the number of Shares proposed to be Transferred by such Seller in connection with such Unsolicited Proposed Transfer (the “Unsolicited Offered Shares”).  Each Purchaser shall thereafter have an option for a period of five (5) days from receipt of the Unsolicited Proposed Transfer Notice (such five-day period being the “Unsolicited Option Exercise Period”) to elect to purchase one-third of the Unsolicited Offered Shares (it being acknowledged that each Purchaser shall have the option to purchase one-third of the Unsolicited Offered Shares, meaning that Purchasers shall collectively have the option to purchase all of the Unsolicited Offered Shares) at a per share purchase price equal to the Purchase Price calculated at the last day of such five-day period.  A Purchaser may exercise such purchase option and, thereby, purchase one-third of the Unsolicited Offered Shares, by notifying such Seller in writing before expiration of the Unsolicited Option Exercise Period as to the number of Unsolicited Offered Shares which such Purchaser wishes to purchase.  If a Purchaser gives such Seller notice that such Purchaser desires to purchase Unsolicited Offered Shares, then payment for the Unsolicited Offered Shares shall be by check or wire transfer, against delivery of the Unsolicited Offered Shares to be purchased at a place agreed upon between the parties and at the time of the scheduled closing therefor, which shall be no later than twenty (20) days after Purchasers’ receipt of the Unsolicited Proposed Transfer Notice.  In the event that Purchasers do not elect to collectively purchase all Unsolicited Offered Shares in connection with an Unsolicited Proposed Transfer, then such Seller shall be free to sell all of the Unsolicited Offered Shares to transferees, other than Purchasers.

(b)           Involuntary Transfers.

(i)            In the event that prior to the Cut-Off Date a Seller: (1) files a voluntary petition under any bankruptcy or insolvency law or a petition for the appointment of a receiver, or makes an assignment for the benefit of creditors; (2) is subjected involuntarily to such petition or assignment or to an attachment or other legal or equitable interest with respect to any of such Seller’s Common Stock and such involuntary petition, assignment or attachment is not discharged within ninety (90) days after its effective date; or (3) is subjected to any other involuntary Transfer of any of such Seller’s Common Stock by legal process, including, without limitation, a Transfer pursuant to a divorce decree, then such Seller shall notify Purchasers in writing (an “Involuntary Transfer Notice”) of such event and shall disclose the terms and conditions of the involuntary Transfer or potential involuntary Transfer of such Seller’s Shares.  Each Purchaser shall then have the option (the “Involuntary Transfer Purchase Option”), exercisable by giving written notice (the “Involuntary Transfer Purchase Option Exercise Notice”) to such Seller within thirty (30) days of Purchasers’ receipt of the Involuntary Transfer Notice, to elect to purchase one-third of the shares of Common Stock that are subject to the involuntary Transfer or potential involuntary Transfer (it being acknowledged that each Purchaser shall have the option to purchase one-third of such shares, meaning that Purchasers shall collectively have the option to purchase all of such shares).  The closing of any purchase and sale of Common Stock pursuant to this Section 4(b)(i) shall take place at a mutually agreeable location no more than ninety (90) days after a Purchaser’s delivery of his Involuntary Transfer Purchase Option Exercise Notice.  Purchasers understand and agree that Sellers shall have no obligation under this Section 4(b)(i) that would contravene applicable law or regulation, including without limitation bankruptcy laws.

(ii)           The per share purchase price payable by Purchasers for each share of Common Stock purchased pursuant to this Section 4(b) shall be the Purchase Price.

(c)           Closing Deliveries; Assignment of Rights.  In connection with the purchase and sale of any Shares pursuant to this Section 4, the Seller of such Shares shall: (i) sell, assign, transfer, convey and deliver to Purchasers such Shares free and clear of any and all Liens; and (ii) make such other deliveries to Purchasers as Purchasers may reasonably deem to be necessary or desirable to consummate the transactions contemplated hereby.  Any Purchaser may assign all or any portion of such Purchaser’s rights under this Section 4 to any other Purchaser.  In the event a Purchaser elects not to, fails or is otherwise unable to exercise his rights under this Section 4, such rights shall be allocated to and may be exercised by the remaining Purchasers.

5.             Put and Call Option.

(a)           Commencing upon the termination of Montgomery’s employment with the Company for any reason and ending on the fifth anniversary of such termination (the “Cut-Off Date”), the Sellers shall have the right and option at any time and from time to time to sell to Purchasers some or all of the Shares, other than the Option Shares, held by Sellers at the date of termination of Montgomery’s employment (the “Covered Shares”) upon not less than fifteen (15) days’ prior written notice to Purchasers (the “Put Exercise Notice”).  The Put Exercise Notice shall state the number of Covered Shares to be sold to Purchasers (the “Post-Termination Put Shares”).  Upon delivery of the Put Exercise Notice, the Sellers shall be obligated to sell the Post-Termination Put Shares to the Purchasers, and each Purchaser shall be obligated to purchase one-third of the Post-Termination Put Shares from Sellers.  The purchase price for the Put Shares shall be the Purchase Price, determined as of the date the Put Exercise Notice is delivered to

Sellers or such other date that may be agreed between the Sellers and at least two of the Purchasers.  The closing of the purchase and sale of the Post-Termination Put Shares shall be within twenty (20) days of delivery of the Put-Exercise Notice.

(b)           Commencing upon the second anniversary of the termination of Montgomery’s employment with the Company for any reason and ending on the fifth anniversary of such termination, each Purchaser shall have the one-time the right and option to purchase one-third (and not less than one-third) of the Covered Shares then held by Sellers (which for purposes of this paragraph shall include shares issuable upon exercise of any unexpired, unexercised options held by Sellers which have an exercise price less than the Purchase Price and which shall be exercised in order to facilitate their purchase in accordance with this paragraph) for the Purchase Price by not less than fifteen (15) days’ prior written notice to Sellers and the other Purchasers (the “Initial Call Notice”).  If such Initial Call Notice is delivered by less than all of the Purchasers, the remaining Purchasers shall have five (5) days to exercise their right to purchase one-third of the Covered Shares in accordance with this paragraph by delivery of written notice to Sellers and the other Purchasers.  In the event a Purchaser elects not to or otherwise fails to provide notice of exercise within such five (5) day period, such rights shall be allocated to and may be exercised by the remaining Purchasers provided that they deliver a further notice to Sellers within five (5) days.  The purchase price for the Covered Shares shall be the Purchase Price, determined as of the date the Initial Call Notice is delivered to Sellers or such other date to which the participating Purchasers and Sellers agree.  Upon delivery by Purchasers of the notices required by this paragraph, the Sellers shall be obligated to sell to the delivering Purchasers, and the delivering Purchasers shall be obligated to purchase from the Sellers that portion of the Covered Shares indicated in their respective notices.  The closing of the purchase and sale shall be within fifteen (15) days of delivery or expiration of the time for delivery of the final notice contemplated by this paragraph,.

(c)           In connection with the purchase and sale of any Covered Shares pursuant to this Section 5: (i) Sellers shall sell, assign, transfer, convey and deliver to Purchasers such shares of Common Stock free and clear of any and all Liens; and (ii) Sellers shall make such other deliveries to Purchasers as Purchasers may reasonably deem to be necessary or desirable to consummate the transactions contemplated hereby.  Any Purchaser may assign all or any portion of such Purchaser’s rights under this Section 5 to any other Purchaser.

6.             Company Sale Transaction.  Notwithstanding anything to the contrary in this Agreement, in the event that: (a) the Company files a Form 8-K with the Securities and Exchange Commission, in which the Company announces (i) a merger of the Company with an unrelated third party pursuant to which the shareholders of the Company would receive cash or shares of such third party as consideration in connection with such merger, (ii) a sale of all of the outstanding shares of the Company’s capital stock to one or more third parties or (iii) a sale of all or substantially all of the assets of the Company, or (b) a person or entity has announced a tender offer for no less than a majority of the outstanding shares of the Common Stock (each, a “Company Sale Transaction”), then each Seller’s obligations under this Agreement to sell Shares to Purchasers (including Shares to be sold one year and one business day following an exercise of Options) shall be suspended during the pendency of such Company Sale Transaction and (A) if such Company Sale Transaction is consummated, each such Seller’s obligation to sell Shares to Purchasers shall terminate in respect of any Shares that each such Seller sells in connection with such Company Sale Transaction (or in respect of all of each such Seller’s Shares if such Company Sale Transaction is structured as a sale of all or substantially all of the assets of the Company) or (B) if such Company Sale Transaction terminates without being consummated for any reason whatsoever, each such Seller shall be obligated to sell to Purchasers any Shares that each such Seller would have been required to sell to Purchasers during the pendency of such Company Sale Transaction.  In the event of a Company Sale Transaction in which Sellers Transfer all of their Shares, this Agreement (other than the obligations of Purchasers under Section 18) shall terminate.

7.             Blackout Periods.  Notwithstanding anything to the contrary in this Agreement, in the event that a Seller has an obligation to consummate a sale of Shares to Purchasers under this Agreement at any time that such Seller is restricted from selling shares of Common Stock due to applicable federal and/or state securities laws or Company policy, then such Seller’s obligation under this Agreement to sell shares of Common Stock to Purchasers shall be suspended until such time as such restrictions terminate or lapse, at which time such Seller shall be obligated to sell such Shares to Purchasers in accordance with the terms and conditions hereof.

8.             Legend.  Each existing or replacement certificate for Shares shall bear the following legend upon its face:

“THE SALE, DELIVERY, ASSIGNMENT, GIFT, BEQUEST, DEVISE EXCHANGE OR OTHER TRANSFER OF ANY KIND, AS WELL AS ANY PLEDGE, HYPOTHECATION OR ENCUMBRANCE, OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE, IS RESTRICTED BY, AND SUBJECT TO THE TERMS AND CONDITIONS OF, A CERTAIN SECURITIES PURCHASE AND OPTION AGREEMENT, DATED AS OF DECEMBER 19, 2005, BY AND AMONG THE HOLDER HEREOF AND CERTAIN OTHER PARTIES.”

9.             Successors, Assignments and Transfers; No Third-party Beneficiaries.  This Agreement and the rights and obligations of the parties hereunder shall inure to the benefit of, and be binding upon, their respective successors, assigns and legal representatives, but shall not otherwise be for the benefit of any third party.  Each Purchaser shall be entitled to assign each such Purchaser’s rights or obligations under this Agreement, in whole or in part, without the prior written consent of any Seller, to another Purchaser or an affiliate, provided that such assignment shall not relieve Purchaser from his obligations under this Agreement.  In the event of the death of a Purchaser, the rights and obligations of such Purchaser shall be allocated among, assigned to and assumed by the remaining Purchasers on a pro rata basis.  Except as expressly contemplated hereby, no Seller shall be entitled to assign any of his, her or its rights or obligations under this Agreement without the prior written consent of each Purchaser.  Without limiting the foregoing and notwithstanding anything herein to the contrary, in the event of any involuntary Transfer of Seller’s Shares that is made other than in conformance with the requirements of this Agreement, the transferee(s) of such shares of Common Stock shall take such Shares subject to the terms and conditions of this Agreement and shall be bound by the terms and conditions of this Agreement.

10.           Effect of Change in Company’s Capital Structure.  Appropriate adjustments shall be made in the number and class of shares to be purchased hereunder in the event of a stock dividend, stock split, reverse stock split, combination, reclassification or like change in the capital structure of the Company.

11.           Notices.  Any notice required or permitted by any provision of this Agreement shall be given in writing and shall be delivered personally or by courier, or by registered or certified mail, postage prepaid, addressed (a) in the case of a Seller or a Purchaser, to his, her or its address as set forth in the signature pages hereto or such other address as a Seller or a Purchaser may designate in writing from time to time, or (b) in the case of the Company, to its principal office.  Any notices required in connection with this Agreement shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified; (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next business day; (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written notification of receipt.

12.           Further Instruments and Actions.  The parties agree to execute such further instruments and to take such further action as may reasonably be necessary to carry out the intent of this Agreement.

13.           Entire Agreement.  This Agreement contains the entire understanding of the parties hereto with respect to the subject matter hereof, supersedes all other agreements between or among any of the parties with respect to the subject matter hereof.  This Agreement shall be interpreted under the laws of the State of Minnesota without reference to conflicts of law provisions.

14.           Amendments and Waivers.  Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of Sellers and Purchasers.  Any amendment or waiver effected in accordance with this Section 14 shall be binding upon Sellers and Purchasers and their respective successors and assigns.

15.           Severability.  In case any provision of the Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

16.           Attorneys’ Fees.  In the event that any dispute among the parties to this Agreement should result in litigation, the prevailing party in such dispute shall be entitled to recover from the losing party all fees, costs and expenses of enforcing any right of such prevailing party under or with respect to this Agreement, including without limitation, such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all fees, costs and expenses of appeals.

17.           Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

18.           Purchasers’ Acknowledgements.  Purchasers’ acknowledge that, except as set forth in this Agreement, Sellers make no representations or warranties regarding the Shares sold to Purchasers or the business, financial condition, results of operations or prospects of the Company.  Purchasers understand that some or all of the Shares they acquire from Sellers may be “restricted securities” within the meaning of Rule 144 as a result of Montgomery’s status as Director and executive officer of the Company, and agree to comply with federal and state securities laws in connection with the resale of any Shares and to hold Sellers and the Company harmless from any liability, loss, damages, costs and expenses resulting from Purchasers’ sale of the shares in violation of the registration and qualification requirements under applicable federal and state law.

19.           Section 16(b).  Notwithstanding any provision of this Agreement to the contrary, neither Purchasers nor Sellers may exercise their calls or puts on the Shares, and Sellers shall have no obligation to sell Shares, if as a result of such exercise or sale Sellers would have liability to the Company for profits under Section 16(b) of the Securities Exchange Act of 1934, as amended.

IN WITNESS WHEREOF, the parties hereto have executed this Securities Purchase and Option Agreement as of the date first written above.

/s/ Scott A. Montgomery	/s/ James O. Pohlad
Scott A. Montgomery, individually	James O. Pohlad, individually

Address for Notices:	Address for Notices:

701 Ocean Avenue, No. 210	60 South Sixth Street
Santa Monica, CA 90402	Suite 3800
Minneapolis, MN 55402

/s/ Elaine Montgomery	/s/ Robert C. Pohlad
Elaine Montgomery, individually	Robert C. Pohlad, individually

Address for Notices:	Address for Notices:

701 Ocean Avenue, No. 210	60 South Sixth Street
Santa Monica, CA 90402	Suite 3800
Minneapolis, MN 55402

THE MONTGOMERY LIVING TRUST DATED SEPTEMBER 28, 2000	/s/ William M. Pohlad
William M. Pohlad, individually

/s/ Scott Montgomery, Trustee	Address for Notices:
By: Scott Montgomery, Trustee
60 South Sixth Street
Address for Notices:	Suite 3800
Minneapolis, MN 55402
701 Ocean Avenue, No. 210
Santa Monica, CA 90402